Steelcase Inc.
901-44th Street SE
Grand Rapids, Michigan 49508
June 3, 2009
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010
Attn: Pamela Long, Assistant Director

Re:	Steelcase Inc. Registration Statement on Form S-3, as amended File No. 333-158754
Dear Ms. Long:
     Pursuant to Rule 461 of the Securities Act of 1933, as amended, Steelcase Inc. (the “Company”) hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement and declare such Registration Statement effective at 5:00 p.m., EDT, on Thursday, June 4, 2009, or as soon as practicable thereafter.
     The Company hereby acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Company respectfully requests that it be notified of such effectiveness by a telephone call to Alison Rhoten of Skadden, Arps, Slate, Meagher & Flom LLP at (312) 407-0907 and that such effectiveness also be confirmed in writing.

Very truly yours, Steelcase Inc.
By:	/s/ David C. Sylvester
Name:	David C. Sylvester
Title:	Vice President, Chief Financial Officer

cc:	Dieter King, Staff Attorney (Securities and Exchange Commission) Craig Slivka, Special Counsel (Securities and Exchange Commission)